TryHard Holdings Ltd

541-0056, 2 Chome 5−19

Kyutaromachi

Chuo Ward, Osaka

Japan

March 24, 2025

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	TryHard Holdings Ltd
Draft Registration Statement on Form F-1 Submitted January 28, 2025
CIK No. 0002044241

Ladies and Gentlemen:

We note comments received from the U.S. Securities and Exchange Commission (the “Commission”) dated February 24, 2025 to the Draft Registration Statement on Form F-1 submitted on January 28, 2025. We have revised the Draft Registration Statement as Amendment No. 1, filed herewith. Please see our responses to your comments, which we have restated below.

Draft Registration Statement on Form F-1 Prospectus

Summary, page 2

1.	Revise your disclosure here and elsewhere as appropriate, for example in your Business section, to discuss the challenges, including competition and competitors, you face with an eye towards balancing your discussion under the subheadings “Competitive Strengths” and “Growth Strategy.”

We have updated the Registration Statement on page 2 and in the Business section beginning on page 57 to address the challenges in our business, as requested.

Corporate Structure, page 7

2.	Please revise your corporate structure diagram here and on page 33 to account for the 60% ownership of Music Circus not held by TryHard. Consider the use of a footnote. Also revise to reflect pre- and post-IPO holding and voting percentages by class of security (i.e., ordinary shares and Series A Preferred Shares).

We have updated pages 7 and 33 of the Registration Statement to update the ownership disclosure, as requested.

Implications of Being a Controlled Company, page 8

3.	Please revise your disclosure here and elsewhere as appropriate to provide examples of corporate matters that your executive director, chairman and CEO, Mr. Rakuyo Otsuki, will have the ability to control or significantly influence the outcome of as matters requiring approval by shareholders (e.g., the election of directors, amendment of organizational documents, and approval of major corporate transactions, such as a change in control, merger, consolidation, or sale of assets). Consider the use of a cross-reference to your risk factor beginning “Holders of our Series A Preferred Shares will continue to have significant influence over us...” on page 17.

We have updated the Registration Statement on page 8 to update the disclosure and include a cross reference to the related risk factor.

Business

Company Overview, page 44

4.	For context, please revise your disclosure to briefly identify and caption the images of events provided in this section, including whether each image represents an event related to the business activities of the company.

We have updated the Registration Statement beginning on page 44 to include captions to describe the images included.

5.	Please revise this section to provide brief, but specific, quantitative and qualitative detail regarding your current business operations so investors may better understand the scope and specific range of your business activities as well as how they may be interrelated. In this regard, by way of example only, disclose the number of events you have curated in recent periods and provide detail regarding the type or category of events; expand your discussions to discuss the specific consultancy and management engagements; state plainly as narrative the names, locations and number of properties in your portfolio of clubs or other properties associated with your business verticals including the sub-leasing business, specifically; and similarly, discuss the names, locations and number of restaurants represented in this business vertical. Make clear the status of each of these businesses, including current versus planned operating activities, properties etc. We note your statement on page 49 that you currently have 16 nightclubs and entertainment venues under your management, as well as your disclosure on page 61 under the subheading “Properties.”

We have updated the Registration Statement beginning on page 44 with more detailed disclosure regarding our business and operations.

6.	Disclose on what basis you are a “leading” player in Japan’s lifestyle entertainment industry (e.g., by revenue, number of events, etc.).

We have updated the Registration Statement beginning on page 44 to substantiate the scope of our business and our basis for being a preeminent player in the entertainment space in Japan.

Consultancy and Management , page 49

7.	Revise your disclosure to expand your discussion regarding your strategic partnerships and joint business ventures, including whether you are currently engaged in either form of arrangement. If so, please name the party(ies) and disclose whether these are written agreements and the key terms of these agreements (e.g., duration). Lastly, please consider whether it is appropriate to file any associated agreements as exhibits under Item 601(b)(10) of Regulation S-K.

We have updated the Registration Statement beginning on page 52 with more detailed disclosure regarding our strategic partnerships and joint business ventures. We have reviewed our agreements and have determined that no agreements rise to the level of being material and subject to inclusion as exhibits under Item 601(b)(10) of Regulation S-K.

Restaurants, page 56

8.	Please revise this section to state whether your restaurants are operated within certain of your venues or are stand-alone enterprises operated at separate locations. Additionally, revise to provide specific details regarding your collaborations with “renowned chefs,” including, by way of example, specific collaborations that are on- going or in the past and whether there are any agreements in place in connection with these arrangements. Further, please provide specific examples of your meaning of “unique dining concepts” and “exceptional cuisine with immersive entertainment experiences.” We note your table on page 66 under the subheading “Licenses, Permits, Registrations and Approvals” identifying several restaurants. As appropriate, please incorporate these entities into your discussion here.

We have updated the Registration Statement beginning on page 56 to discuss in more detail our stand-alone restaurants and their specific noteworthy attributes.

Properties, page 61

9.	We note that several properties listed here are designated as “Employee dormitory.” Please revise your disclosure here and elsewhere as appropriate to discuss these properties and how they are relevant or necessary to your business operations.

We have added disclosure on page 70 of the Registration Statement to provide more information as to the relevancy of employee dormitories to our business operations.

Regulations, page 67

10.	Revise to disclose the material effects the various government regulations you discuss here have on your business. Refer to Item 4.B.8. of Form 20-F.

We have updated pages 73 and 74 of the Registration Statement with additional disclosure regarding the impact of government regulations on our business.

Principal and Selling Shareholders, page 85

11.	Please revise the table in this section to include a column that reflects the Series A Preferred Shares Beneficially Owned After this Offering.

We have updated the table of page 91 of the Registration Statement to include a column to reflect shares of Series A Preferred Stock beneficially held before and after the Offering.

General

12.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

In response to the Commission’s comment, the Company respectfully advises that as of the date of this response letter, it has not made any written communications, as defined in Rule 405 of the Securities Act, nor has anyone authorized on the Company’s behalf, made such communications to potential investors in reliance on Section 5(d) of the Securities Act. In the event there are any such communications, we note your request to contact the staff in this regard.

If you have any questions regarding this response, please direct them to our counsel David Ficksman at 310-789-1290 or dficksman@troygould.com or Joilene Wood at 415-305-4651 or jwood@troygould.com.

Sincerely,

TryHard Holdings Ltd

By:	/s/ Rakuyo Otsuki

cc:	David L. Ficksman
R. Joilene Wood